September 15, 2009

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

Attn: Ms. Patsy Mengiste, Document Control - EDGAR

Re: RIVERSOURCE INTERNATIONAL MANAGERS SERIES, INC.
    (FILE NOS. 333-64010/811-10427)
    RiverSource Partners International Small Cap Fund

Dear Ms. Mengiste:

Following, please find responses to the comments and questions provided by telephone on September 11, 2009.

COMMENT: The subadvisory fee that will be paid by RiverSource Investments, LLC ("RiverSource") to Columbia Wanger Asset Management, L.P. ("Columbia WAM"), as the subadviser of RiverSource Partners International Small Cap Fund, is based on the combined net assets of RiverSource Partners International Small Cap Fund and RiverSource Partners International Select Growth Fund (collectively, the "Funds"), another Fund subadvised by Columbia WAM. Does this calculation method line up with the exemptive order on which RiverSource and the Funds rely (the "Exemptive Order")?

RESPONSE: The proposed methodology pursuant to which RiverSource will compensate Columbia WAM is not inconsistent with the Exemptive Order conditions and does not constitute a material change subject to shareholder approval. The proposed methodology was reviewed and approved by the Board, including a majority of independent directors. This methodology is consistent with other RiverSource Funds that share a common subadviser. Importantly, the overall advisory fee paid by RiverSource Partners International Small Cap Fund to RiverSource remains the same, and the subadvisory fee calculation methodology is disclosed in Table 17 of the Fund's most recent Statement of Additional Information. See Appendix A.

COMMENT: Under the section "Board Considerations - Investment Performance of Columbia WAM," you state that the Board accorded particular weight to the relative outperformance of Columbia WAM's international equity strategy. Please provide an explanation of what the international equity strategies performance was compared against.

RESPONSE: The Board reviewed the historic performance of Columbia WAM's international equity strategy composite against the S&P Global Ex-US Benchmark (between$500 million and $5 billion), a comparable benchmark to the existing primary benchmark for the Fund, and S&P Global SmallCap Index Ex-US Benchmark (the proposed primary benchmark for the Fund). We will update the "Board Considerations

- Investment Performance of Columbia WAM" section of the information statement with specific reference to this benchmark. See attached.

The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in this filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosure in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (612) 671-4321 or Katina A. Walker at (612) 671-6990.

Sincerely,


/s/ Christopher O. Petersen
-------------------------------------
Christopher O. Petersen
Assistant Secretary

APPENDIX A

         TABLE 17. SUBADVISERS AND SUBADVISORY AGREEMENT FEE SCHEDULES

                                                                           PARENT
FUND                       SUBADVISER                                      COMPANY   FEE SCHEDULE
---------------------------------------------------------------------------------------------------------------------------------
FOR FUNDS WITH FISCAL PERIOD ENDING MAY 31
---------------------------------------------------------------------------------------------------------------------------------

Partners Aggressive        American Century Investment                        B      0.50% on the first $100 million, reducing to
Growth                     Management, Inc.                                          0.38% as assets increase
                           (American Century)
                           (effective April 24, 2003)
                           ------------------------------------------------------------------------------------------------------

                           Turner Investment Partners, Inc. (Turner)         N/A     0.55% on the first $100 million, reducing to
                           (effective April 24, 2003)                                0.38% as assets increase
---------------------------------------------------------------------------------------------------------------------------------

Partners Fundamental       Davis Selected Advisers,                          N/A     0.45% on the first $100 million, reducing to
Value                      LP (Davis)(a), (b)                                        0.25% as assets increase
                           (effective June 18, 2001)
---------------------------------------------------------------------------------------------------------------------------------

Partners Select Value      Systematic Financial Management,  L.P.             C      0.50% on the first $50 million, reducing to
                           (Systematic)(a)                                           0.30% as assets increase
                           (effective Sept. 29, 2006)
                           ------------------------------------------------------------------------------------------------------

                           WEDGE Capital Management L.L.P.                   N/A     0.75% on the first $10 million, reducing
                           (WEDGE)(a)                                                to 0.30% as assets increase
                           (effective Sept. 29, 2006)
---------------------------------------------------------------------------------------------------------------------------------

Partners Small Cap Value   Barrow, Hanley, Mewhinney & Strauss                D      1.00% on the first $10 million, reducing to
                           (BHMS)(a)                                                 0.30% as assets increase
                           (effective March 12, 2004)
                           ------------------------------------------------------------------------------------------------------

                           Donald Smith & Co., Inc.                          N/A     0.60% on the first
                           (Donald Smith)(a)                                         $175 million, reducing to
                           (effective March 12, 2004)                                0.55% as assets increase
                           ------------------------------------------------------------------------------------------------------

                           Federated MDTA, LLC (MDTA)(a)                      A      0.60% on the first $75 million, reducing to
                           (effective June 6, 2008)                                  0.50% as assets increase
                           ------------------------------------------------------------------------------------------------------

                           Metropolitan West Capital                          E      0.50% on all assets
                           Management, LLC (MetWest Capital) (effective
                           April 24, 2006)
---------------------------------------------------------------------------------------------------------------------------------

FOR FUNDS WITH FISCAL PERIOD ENDING OCTOBER 31
---------------------------------------------------------------------------------------------------------------------------------

Partners International     Columbia Wanger Asset Management L.P.              F      0.70% on the first $100 million, reducing to
Select Growth              (Columbia WAM)(a) (effective Sept. 5, 2001)               0.50% as assets increase
                           ------------------------------------------------------------------------------------------------------

                           Principal Global Investors, LLC (Principal)        I      0.40% on the first $250 million, reducing to
                           (effective April 24, 2006)                                0.25% as assets increase
---------------------------------------------------------------------------------------------------------------------------------


Partners International     AllianceBernstein L.P.                            N/A     0.65% on the first $75 million, reducing to
Select Value               (AllianceBernstein)                                       0.30% as assets increase
                           (effective Sept. 17, 2001)
                           ------------------------------------------------------------------------------------------------------

                           Mondrian Investment                               N/A     0.70% on all assets
                           Partners Limited (Mondrian)
                           (effective August 18, 2008)
                           ------------------------------------------------------------------------------------------------------

                           Tradewinds Global Investors, LLC                  N/A     0.50% on the first $250 million, reducing to
                           (Tradewinds)                                              0.40 as assets increase
                           (effective August 18, 2008)
---------------------------------------------------------------------------------------------------------------------------------

                                                                           PARENT
FUND                       SUBADVISER                                      COMPANY   FEE SCHEDULE
---------------------------------------------------------------------------------------------------------------------------------

Partners International     Columbia WAM(a)                                    F      0.70% on the first $150 million, reducing to
Small Cap                  (effective Aug. 10, 2009)                                 0.50% as assets increase
                           ------------------------------------------------------------------------------------------------------

                           Batterymarch Financial Management, Inc.            G      0.75% on the first $100 million, reducing to
                           (Batterymarch) (effective April 24, 2006)                 0.70% as assets increase
---------------------------------------------------------------------------------------------------------------------------------

Threadneedle Emerging      Threadneedle International Limited(b)              H      0.45% of the first $150 million, reducing to
Markets                    (Threadneedle)                                            0.30% as assets increase, and subject to a
                           (effective July 9, 2004)                                  performance incentive adjustment(c)
---------------------------------------------------------------------------------------------------------------------------------

Threadneedle European      Threadneedle(b)                                    H      0.35% of the first $150 million, reducing to
Equity                     (effective July 9, 2004)                                  0.20% as assets increase, and subject to a
                                                                                     performance incentive adjustment(c)
---------------------------------------------------------------------------------------------------------------------------------

Threadneedle Global        Threadneedle(b)                                    H      0.35% of the first $150 million, reducing to
Equity                     (effective July 9, 2004)                                  0.20% as assets increase, and subject to a
                                                                                     performance incentive adjustment(b)
---------------------------------------------------------------------------------------------------------------------------------

Threadneedle Global        Threadneedle(b)                                    H      0.45% of the first $250 million, reducing to
Equity Income              (effective Aug. 1, 2008)                                  0.35% as assets increase, and subject to a
                                                                                     performance incentive adjustment(c)
---------------------------------------------------------------------------------------------------------------------------------

Threadneedle Global        Threadneedle(b)                                    H      0.70% of the first $250 million, reducing to
Extended Alpha             (effective Aug. 1, 2008)                                  0.60% as assets increase, and subject to a
                                                                                     performance incentive adjustment(c)
---------------------------------------------------------------------------------------------------------------------------------

Threadneedle               Threadneedle(b)                                    H      0.35% of the first $150 million, reducing to
International Opportunity  (effective July 9, 2004)                                  0.20% as assets increase, and subject to a
                                                                                     performance incentive adjustment(c)
---------------------------------------------------------------------------------------------------------------------------------



    (a) The fee is calculated based on the combined net assets subject to the subadviser's investment management.

    (b) Davis is a 1940 Act affiliate of the investment manager because it owns or has owned more than 5% of the public issued securities of the investment manager's parent company, Ameriprise Financial. Threadneedle is an affiliate of the investment manager as an indirect wholly-owned subsidiary of Ameriprise Financial.

    (c) The adjustment for Threadneedle is based on the performance of one Class A share of the fund and the change in the PIA Index described in Table
        14. The performance of the fund and the Index will be calculated using the method described above for the performance incentive adjustment paid to the investment manager under the terms of the Investment Management Services Agreement. The amount of the adjustment to Threadneedle's fee, whether positive or negative, shall be equal to the following amount of the performance incentive adjustment made to the investment management fee payable to the investment manager under the terms of the Investment Management Services Agreement: 50% for Threadneedle Emerging Markets, Threadneedle European Equity, Threadneedle Global Equity and Threadneedle International Opportunity; 100% for Threadneedle Global Equity Income and Threadneedle Global Extended Alpha. The performance incentive adjustment was effective Dec. 1, 2004.

A - Federated MDTA LLC is an indirect, wholly-owned subsidiary of Federated Investors, Inc.

B - American Century Investment Management, Inc. is a direct, wholly-owned subsidiary of American Century Companies, Inc.

C -     Systematic is an affiliate of Affiliated Managers Group.

D -     BHMS is an independent-operating subsidiary of Old Mutual Asset
        Management.

E - Metropolitan West Capital Management, LLC (MetWest Capital) is a subsidiary of Wells Fargo & Company and operates within the Evergreen Investments unit of its asset management division.

F - Columbia WAM is an indirect wholly-owned subsidiary of Columbia Management Group, Inc., which in turn is a wholly-owned subsidiary of Bank of America Corporation.

G - Batterymarch is a wholly-owned, independent subsidiary of Legg Mason, Inc.

H -     Threadneedle is an indirect wholly-owned subsidiary of Ameriprise
        Financial.

I - Principal Global Investors, LLC is a wholly-owned, indirect subsidiary of Principal Financial Group, Inc.